Management's Discussion and Analysis
                                February 28, 2005

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes. These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada for interim financial statements. This discussion and analysis should be read in conjunction with the 2004 Management's Discussion and Analysis and the 2004 annual audited financial statements, which are available on our web site. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to Vasogen's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc. This document is current in all material respects as of April 7, 2005.

2005 Year-to-Date Highlights

     o In February, we completed a registered direct offering of approximately 9,005,000 common shares for gross proceeds of approximately $52.5 million (US$42.3 million). SG Cowen & Co., LLC, lead agent and sole book manager; Needham & Company, Inc., co-lead agent; and A.G. Edwards & Sons, Inc. acted as placement agents for the offering.

     o At February 28, 2005, our cash and cash equivalents, and marketable securities totaled $103.9 million, compared with $73.0 million at November 30, 2004.

     o We initiated a phase I clinical trial of VP025, the lead drug candidate from our new class of drugs. VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (Lou Gehrig's disease).

     o In March, we announced that we had been granted a European patent covering the use of our Celacade(TM) technology for the treatment of chronic heart failure, and have completed the registration procedure to bring it fully into force in all the major countries of Europe. Celacade is currently in phase III development for the treatment of chronic heart failure and peripheral arterial disease.


OVERVIEW

Our goal is to develop and commercialize new technologies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. We are currently conducting two pivotal phase III clinical trials using our Celacade(TM) therapeutic device technology to target chronic inflammation in cardiovascular disease. Our 500-patient pivotal phase III SIMPADICO trial, which has completed patient enrollment, is designed to further evaluate the use of our Celacade technology to reduce intermittent claudication in patients with moderate-to-severe peripheral arterial disease (PAD). Our 2,000-patient pivotal phase III ACCLAIM trial, which is currently enrolling patients, is designed to further investigate the use of our Celacade technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure.

We are also developing a new class of drugs for the treatment of inflammation in the central nervous system. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of neuro-inflammatory disorders and is currently in phase I clinical development.

The following table sets out the stage of development for each of our programs:


Product               Indications                     Development Status
-------               -----------                     ------------------
Celacade technology   Peripheral arterial disease     Pivotal phase III clinical trial*
Celacade technology   Chronic heart failure           Pivotal phase III clinical trial*
VP025                 Neuro-inflammatory conditions   Phase I clinical trial


*Pivotal phase III clinical trials are multi-center studies undertaken to confirm efficacy in large patient groups.

WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop and commercialize our products for unmet medical needs

We believe that our Celacade technology has the potential to be used for first-in-class therapy targeting chronic inflammation in cardiovascular disease, providing a safe and effective addition to the standard of care for chronic heart failure ("HF") and peripheral arterial disease ("PAD"). We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials in chronic HF and PAD and, if these trials are successful, we believe that these collaborations will enhance the potential for our Celacade technology to be adopted as part of the standard of care in these conditions. Our phase III trials are designed to support regulatory approvals in North America and commercial introduction in North America and Europe. Through alliances with healthcare companies, we plan to establish the sales and marketing capability needed to promote and facilitate the adoption of our products by the medical community.

Continue to build a portfolio of new technologies targeting inflammatory disorders

VP025 is the first product candidate from a new class of drugs that we have identified. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing VP025 across a number of preclinical models of neuro-inflammatory disorders and have reported results from a number of these studies during 2004. During the first quarter of 2005 we initiated a phase I clinical trial of VP025.

Form strategic alliances with companies that can provide the sales and marketing capabilities needed to promote and facilitate the adoption of our products by the medical community

We intend to establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere. We expect that the primary point of care for integration of our Celacade technology will be the hospital clinic and/or cardiology and interventional cardiology practices. To develop a potential secondary point of care for access to our Celacade technology, in 2001 we entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices in the United States on an exclusive basis.

RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates the majority of our cash resources to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenditures, and their key components, for the three months ended February 28, 2005 and February 29, 2004 are reflected in the following table:


----------------------------------------------------------
R&D Expenditures (in millions                   Increase
of Canadian dollars, except      2005    2004   (Decrease)
percentages)
----------------------------------------------------------

----------------------------------------------------------
Clinical costs:
----------------------------------------------------------
  Direct                         $11.0   $5.5   $5.5
----------------------------------------------------------
  Indirect                       $4.0    $2.7   $1.3
----------------------------------------------------------

----------------------------------------------------------
Preclinical costs                $1.0    $1.0   $0.0
----------------------------------------------------------

----------------------------------------------------------
Intellectual property costs      $0.5    $0.5   $0.0
----------------------------------------------------------

----------------------------------------------------------
Other costs                      $0.3    $0.1   $0.2
----------------------------------------------------------

----------------------------------------------------------
Total R&D                        $16.8   $9.8   $7.0
----------------------------------------------------------

----------------------------------------------------------
R&D expenditures as a            75%     75%    0%
percentage of the sum of R&D
and General Administrative
Expenditures
----------------------------------------------------------

Clinical Costs

As a development-stage company moves its products towards commercialization in the biotechnology/pharmaceutical/medical device industry, the investment in the clinical development of products increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This is due to the increased numbers of clinical sites and patients that are required for phase III trials. The investment in our phase III Celacade programs is expensed for accounting purposes and is the key driver of our increasing losses, which are a direct result of advancing our programs forward.

Our phase III clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in our R&D spending in the first quarter of 2005 compared with the first quarter of 2004. This increase has been driven primarily by the increase in the number of clinical sites participating in these programs and the associated increase in the number of patients enrolled.

The number of clinical sites participating in our phase III trials increased by 138% during the first quarter of 2005 when compared to the first quarter of 2004. The number of patients enrolled into our phase III trials increased by 780% in the first quarter of 2005 when compared to the first quarter of 2004. Direct costs to support these phase III programs include expenses for clinical site fees, study monitoring, and product support. These costs increased in direct relation to the increase in the number of clinical sites initiated in our phase III programs and the associated increase in the number of patients enrolled. Indirect costs to support these programs consist of salaries, professional fees, and other support costs. Such support costs also increased significantly as the number of clinical sites initiated in our phase III programs and the number of patients enrolled in these programs increased, but not on a directly proportionate basis.

Another reason for the increased R&D spending during the first quarter of 2005 is that we initiated a phase I clinical trial of VP025, the lead drug candidate from our new class of drugs.

A more detailed summary of our clinical programs is provided below.

SIMPADICO

We completed enrollment of the target number of patients into our pivotal phase III SIMPADICO trial during November 2004, with the last patient enrolled in December 2004. Over 550 patients with moderate to severe PAD and stable intermittent claudication (Fontaine stage II) have been enrolled at 50 clinical sites in the United States and Canada. SIMPADICO is evaluating the use of our Celacade technology to improve intermittent claudication and is designed to support regulatory approval in North America and commercial introduction in North America and Europe. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance after six months; a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for the treatment of patients with PAD and intermittent claudication. The primary endpoint of the SIMPADICO study is expected to be completed in June 2005, with results being made available following analysis of the data. Patients enrolled in the SIMPADICO study will be treated for an additional six months following the completion of the primary endpoint, to provide additional safety and efficacy information.

The initiation of our SIMPADICO trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 85 patients with moderate to severe PAD. Results of this study have been published in the European Journal of Vascular and Endovascular Surgery and showed that patients in the Celacade group walked further before the onset of pain, compared to placebo. Furthermore, treatment was shown to be well tolerated and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

ACCLAIM

We continue to advance our pivotal phase III ACCLAIM trial, which is investigating the use of our Celacade technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure. Our ACCLAIM trial is being conducted at leading cardiac centers throughout North America, Europe and Israel, and is designed to support the regulatory approval process for our Celacade technology in North America and commercialization in North America and Europe. In 2004, we were granted an extension to the CE Mark for our Celacade technology, providing regulatory approval in Europe for the treatment of chronic heart failure. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients, will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) have occurred and all patients have been followed for at least six months. Based on patient recruitment trends, we expect that patient recruitment into the ACCLAIM trial will be completed during the second quarter of 2005. Subject to achieving the pre-specified number of minimum events and patient recruitment goals, we expect the primary endpoint of the study to be completed during the second half of 2005, with results to be made available following analysis of the data.

The initiation of our ACCLAIM trial was based on results from our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which have been published in the Journal of the American College of Cardiology, demonstrated a significant reduction in mortality and morbidity risk for patients in the Celacade group, compared to placebo. Furthermore, the treatment was shown to be well tolerated and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

VP025

VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (Lou Gehrig's disease). The safety and tolerability of VP025 is currently being evaluated in a phase I trial in up to 24 healthy patient volunteers. Preclinical research demonstrating the ability of VP025 to reverse a correlate of memory impairment associated with aging was presented at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal and at Neuroscience 2004, the Society for Neuroscience's 34th Annual Meeting in San Diego. These preclinical results, presented by Dr. Marina Lynch and her team from the Department of Physiology at Trinity College in Ireland, also showed that VP025 may prevent impairment of memory caused by beta-amyloid, a major component of the plaques found in brains of Alzheimer's disease patients.

Preclinical research data demonstrating the ability of VP025 to significantly delay the onset of disease and increase survival in a model of ALS were presented at both the 128th Annual Meeting of the American Neurological Association held in Toronto and at Neuroscience 2004. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital, Professor of Neurology at Baylor College of Medicine, and member of Vasogen's Scientific Advisory Board. In ALS, the immune system actively contributes to motor neuron injury through inflammatory processes.

Also presented during Neuroscience 2004, were results of preclinical research conducted at the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland in Parkinson's disease. This research demonstrated the ability of VP025 to significantly reduce movement abnormalities and provide a neuroprotective effect in a well-established pre-clinical model of Parkinson's disease. Evidence is accumulating that inflammation plays an important role in the pathogenesis of Parkinson's disease.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs to treat diseases characterized by chronic inflammation. VP025, our lead product candidate from this new class of drugs, is being developed for the treatment of neurological conditions characterized by chronic inflammation, which may include such disorders as Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease.

R&D expenditures associated with preclinical research activities during fiscal 2005 is comparable with 2004, as we continue to conduct preclinical studies necessary to support the clinical development of VP025.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries, as a result of international patent grants, and additional patent and trademark activities associated with protecting our existing technologies as well as new discoveries and developments resulting from our research and development programs.

Nature and Treatment of Expenses

We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe our intellectual property. We are not aware of any factors that would impact adversely on the carrying value of our acquired technology or the clinical supplies that would result in a material loss to our company.

The majority of expenditures related to our phase III trials are payable in U.S. dollars. In addition, a significant component of the costs with respect to our phase III ACCLAIM trial are payable in Eurodollars. The majority of general and administrative costs are payable in Canadian dollars.

General and Administration

The changes in general and administration expenditures, and their key components, for the three months ended February 28, 2005 and February 29, 2004 are reflected in the following table:

------------------------------------------------------------
General and Administration                        Increase
Expenditures (in millions of        2005   2004   (Decrease)
Canadian dollars)
------------------------------------------------------------

------------------------------------------------------------
Infrastructure and other support    $4.6   $2.7   $1.9
costs
------------------------------------------------------------

------------------------------------------------------------
Professional fees                   $0.4   $0.3   $0.1
------------------------------------------------------------

------------------------------------------------------------
Insurance                           $0.4   $0.2   $0.2
------------------------------------------------------------

------------------------------------------------------------
Total General and Administration    $5.4   $3.2   $2.2
Expenditures
------------------------------------------------------------

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. The total number of full time employees increased to 156 as at February 28, 2005 from 93 as at February 29, 2004. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our phase III clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

Insurance costs are higher as a result of insurance required for our phase III clinical programs and a general market increase in insurance premiums for directors' and officers' liability insurance when comparing fiscal 2005 to 2004.

Foreign Exchange

For the three months ended February 28, 2005 and February 29, 2004 the foreign exchange gain or loss are reflected in the following table:

---------------------------------------------------------------
Foreign Exchange (in millions of                     Increase
Canadian dollars)                    2005    2004    (Decrease)
---------------------------------------------------------------

---------------------------------------------------------------
Foreign exchange loss (gain)         ($1.9)  ($0.6)  $1.3
---------------------------------------------------------------

We are holding a significant amount of U.S. dollar cash and cash equivalents in anticipation of the significant U.S. dollar R&D expenses that we expect to incur as a result of our ongoing clinical trials. As our functional currency is the Canadian dollar, U.S. exchange rate fluctuation may have a significant impact from an accounting viewpoint, but does not impair our ability to pay these U.S. dollar denominated R&D expenses.

Our statement of operations includes a foreign exchange gain for the periods ended February 28, 2005 and February 29, 2004, as a result of the strengthening of the U.S. dollar relative to our reporting currency, the Canadian dollar, during these periods. The period-end conversion rates from U.S. dollar to Canadian dollar for February 28, 2005 and February 29, 2004 were 1.2413, and 1.3401, compared to conversion rates for November 30, 2004 and November 30, 2003 of 1.1858, and 1.2965 respectively. In addition, the financing that was completed in 2005 occurred when the conversion rate from the U.S. dollar to Canadian dollar was 1.2405.

The funds raised in the financings that we completed in 2005 and 2004 were in U.S. dollars, and their Canadian dollar equivalents are subject to fluctuations in the U.S. exchange rate.

Investment Income

For the three months ended February 28, 2005 and February 29, 2004 the investment income is reflected in the following table:

-------------------------------------------------------------
Investment Income (in millions of                  Increase
Canadian dollars)                    2005   2004   (Decrease)
-------------------------------------------------------------

-------------------------------------------------------------
Investment income                    $0.4   $0.3   $0.1
-------------------------------------------------------------

Investment income for the first quarter of 2005 was higher than 2004. This results from a higher cash balance being available to invest in the marketplace as a result of the financing that we completed during the first quarter.

Loss

For the three months ended February 28, 2005 and February 29, 2004 the loss is reflected in the following table:


--------------------------------------------------------------
Loss (in millions of Canadian                       Increase
dollars, except per-share amounts)   2005   2004    (Decrease)
--------------------------------------------------------------

--------------------------------------------------------------
Loss                                 $19.9  $12.1   $7.8
--------------------------------------------------------------

--------------------------------------------------------------
Loss per share                       $0.27  $0.19   $0.08
--------------------------------------------------------------

--------------------------------------------------------------

As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ending February 28, 2005:

                    Loss for the three     Basic and diluted  Foreign Exchange
                    month period (000's)   loss per share     Gain/(Loss)(000's)

February 28, 2005        ($19,898)         ($  0.27)           $  1,892

November 30, 2004        ($28,739)         ($  0.41)          ($ 8,798)
August 31, 2004          ($19,647)         ($  0.27)          ($ 2,127)
May 31, 2004             ($14,069)         ($  0.20)           $  2,009
February 29, 2004        ($12,095)         ($  0.19)           $    628


November 30, 2003        ($13,315)         ($  0.23)          ($ 3,002)
August 31, 2003          ($ 5,870)         ($  0.10)           $  2,206
May 31, 2003             ($ 7,335)         ($  0.14)          ($   135)

Our quarterly losses over the past two years have been significantly impacted by the advancement of our two phase III clinical trials. The other significant factor impacting our quarterly losses are the changes in the U.S. dollar relative to our reporting currency, the Canadian dollar, over the past two years. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

Fourth Quarter Comparison

The decreased loss in the first quarter of 2005, compared to the fourth quarter of 2004, is mainly driven by exchange rate fluctuations. The impact of this exchange rate fluctuation was a gain of $1.9 million in the first quarter of 2005 compared to a loss of $8.8 million in the fourth quarter of 2004. Our research and development expenditures and our general and administrative expenditures for the first quarter of 2005 were $22.2 million compared with $20.3 million in the fourth quarter of 2004. As mentioned above, we are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur with respect to supporting our ongoing clinical trials, and therefore this exchange rate fluctuation, although significant from an accounting point of view, does not impair our ability to pay our U.S. dollar denominated R&D expenses.

In addition to the foreign exchange fluctuations, the loss in the first quarter of 2005 compared to the fourth quarter of 2004 is driven by the increased costs associated with the ACCLAIM and SIMPADICO phase III trials. The number of participating sites increased by 6% during the first quarter of 2005 when compared to the fourth quarter of 2004. The number of patients enrolled increased by 42% during the first quarter of 2005 when compared to the fourth quarter of 2004.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 9,005,000 common shares. During the first quarter of 2005, we received $0.4 million from the exercise of options and warrants, compared with $0.5 million in 2004. The total number of common shares outstanding at February 28, 2005 increased to 81.4 million from
72.3 million at November 30, 2004. The number of options and warrants outstanding at February 28, 2005 is 4.3 million and could generate approximately $30.0 million if exercised.

As at April 7, 2005, we have 81,416,451 common shares outstanding; and have outstanding 4.2 million options to purchase common shares, and 1.0 million warrants to purchase common shares.

At February 28, 2005, our cash and cash equivalents and marketable securities held to maturity totaled $103.9 million, compared with $73.0 million at November 30, 2004. The increase is a result of the net proceeds received from the financing that was completed February 2, 2005, exceeding cash used in operations during the quarter. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, due to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities. At February 28, 2005, we held directly or indirectly through forward currency contracts, U.S. dollar denominated securities in the amount of US$73.7 million compared to US$53.0 million at November 30, 2004.

During 2004, we entered into contracts to purchase Canadian dollars at specific times, totaling $49.9 million (US$37.5 million) and concurrently entered into forward contracts to purchase U.S. dollars at specific future dates. A portion, US$26.0 million, of these forward contracts matured in December 2004 and the balance will mature in April 2005. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments, however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials. At February 28, 2005 the equivalent value of these forward contracts, when compared to the amount due on maturity results in a $0.3 million unrealized foreign exchange loss.

Our net cash used in operating activities for the quarter ended February 28, 2005 was $15.1 million compared with $13.3 million for the same period in 2004. This increase is reflected in our increased expenditures on research and development activity. The reasons for these higher operating losses are detailed above. Changes in our working capital also have a significant impact on our cash used in operations. Our working capital is also affected by the increase in our accrued liabilities that is a result of certain expenses incurred in our ACCLAIM and SIMPADICO clinical trials that will not be paid out until certain clinical trial milestones are reached, such as completion of recruitment or receipt of final study reports from clinical sites at the end of the trials.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the 2004 year end Consolidated Financial Statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

Effective December 1, 2002, we adopted part of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations required all stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Employee awards were accounted for using the settlement method.

Effective December 1, 2004, we adopted on a retroactive basis, without restatement, the subsequent amendment to Section 3870, "Stock-based Compensation and Other Stock-based Payments", which require the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. The impact of this retroactive change in accounting policy was a charge of $4,006,000 to opening deficit and a corresponding increase in share capital of $55,000 and equity in options of $3,951,000. The impact of adopting this change in accounting policy during the three months ended February 28, 2005 was a charge to operations of $466,172.

These expenses consist of the fair value of options, calculated using a Black-Scholes pricing model, granted to non-employees and employees in exchange for services. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period, which is reviewed for changes from period to period.

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, management is of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

OFF-BALANCE SHEET ARRANGEMENTS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

CONTRACTUAL OBLIGATIONS

Our contractual obligations are as follows as at February 28, 2005:

-------------------------------------------------------------------------------------------------

                                               Less than 1  1 - 3 years  4 - 5 years  More than 5
Contractual Obligations                Total   year                                   years
(in millions of Canadian dollars)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Operating lease obligations            $3.3    $0.7         $1.4         $1.2         $0.0
-------------------------------------------------------------------------------------------------

We have entered into Clinical Research Services Agreements with a number of Contract Research Organizations ("CROs") to conduct the phase III clinical trials of our Celacade technology and our phase I clinical trial for VP025. The contracts with these CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass through costs. As part of phase III trials, we also enter into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This "holdback" results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed.

We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

To develop a potential secondary point of care for integration of our Celacade technology, we have a strategic alliance with Quest Diagnostics in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices. The final terms of this alliance are expected to be established prior to our filing for FDA review. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics owns 3,056,783, or approximately 3.8%, of our common shares. We intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere.

Clinical Trial Services Agreements with Quest Diagnostics

We have entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology and medical device companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of our clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

The actual timeline for completion of our ACCLAIM clinical trial could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into this trial, which are contingent on the clinical sites participating in the study having both an appropriate patient population available and the necessary research capacity. An additional key risk factor associated with the timeline specific to the ACCLAIM trial is achieving the pre-defined number of events during a reasonable timeframe. Any delay in the completion of our ACCLAIM trial could cause the price of our common shares to decline.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting our Company can be found in our Annual Information Form.

OUTLOOK

We expect that our total expenditures will continue to grow in 2005 and that we will continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approvals in the United States, Canada, and other jurisdictions. We also anticipate that general and administration expenses will continue to grow to provide the necessary infrastructure to support our clinical activity, as well as the development of infrastructure and processes necessary to support commercialization. We also believe that we have sufficient cash resources to support operations through the completion of our ongoing Phase III trials. We expect to further increase our cash resources during 2005 through additional corporate finance and/or strategic alliance activities. Over the long term, we expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the timing and results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

We have been granted CE Mark regulatory approval for our Celacade medical device technology for PAD and chronic HF in Europe. This regulatory approval enables us to market this technology in the 25 member countries of the European Union - a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Additional information relating to us, including our Annual Information Form, is on SEDAR at www.sedar.com.
            -------------

Certain statements contained in this discussion and analysis constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements. Forward-looking statements, particularly those concerning anticipated events relating to the development, the clinical trials, regulatory approval and marketing of our products and the timing or magnitude of those events, are inherently risky and uncertain. The factors discussed below and other considerations discussed in our annual information form could cause our actual results to differ significantly from those contained in any forward-looking statements.